UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM N-17f-2

            Certificate of Accounting of Securities and Similar
                      Investments in the Custody of
                     Management Investment Companies

                 Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1.   Investment Company Act Rule Number:

     811-5742

2.   State identification Number:

3.   Exact name of investment company as specified in registration statement:

     BLACKROCK FUNDS

4. Address of principal executive office (number, street, city, state, Zip code):

     400 BELLEVUE PARKWAY
     WILMINGTON, DE  19809


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                        EXHIBIT INDEX

EXHIBIT A:
Documents for period ending July 31, 2003.

EXHIBIT B:
Documents for period ending September 30, 2003.
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EXHIBIT A:
                 Report of Independent Accountants

To the Board of Trustees of
BlackRock Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about BlackRock Funds' (the "Funds") (consisting of Asia Pacific Equity, European Equity, Core PLUS Total Return, Global Science & Technology, High Yield Bond, Money Market, U.S. Treasury Money Market, Large Cap Value Equity, Intermediate Government Bond, Municipal Money Market, Small Cap Value Equity, Large Cap Growth Equity, Managed Income, Tax-Free Income, Balanced, International Equity, Ohio Tax-Free Income, Pennsylvania Tax-Free Income, Small Cap Core Equity, North Carolina Municipal Money Market, Ohio Municipal Money Market, Low Duration Bond, Intermediate Bond, Select Equity, Small Cap Growth Equity, Pennsylvania Municipal Money Market, Virginia Municipal Money Market, International Bond, Government Income, New Jersey Municipal Money Market, New Jersey Tax-Free Income, Core Bond Total Return, Mid-Cap Value Equity, Mid-Cap Growth, Strategic Portfolio I, International Opportunities, Delaware Tax-Free Income, Kentucky Tax-Free Income, U.S. Opportunities, and GNMA Portfolios) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of July 31, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed, without prior notice to management, as of July 31, 2003, and with respect to agreement of security purchases and sales, for the period from March 31, 2003 (the date of our last examination), through July 31, 2003:

- Confirmation of all securities held by institutions in book entry form at the Federal Reserve Bank of Cleveland, The Depository Trust Company and Bankers Trust. For a sample of securities on the safekeeping reports of PNC Bank, National Association, we noted that the quantities and descriptions of such securities listed on the safekeeping reports agreed with the confirmations or that the discrepancies were resolved;

- Confirmation of collateral provided in connection with derivative contracts;

- Reconciliation of all such securities to the books and records of the Funds and the Custodian, PNC Bank, National Assocation;

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the custodian records or alternative procedures; and

- As a supplement done to the satisfactory testing reported in the PFPC Inc. Fund Accounting and Administration Report on Controls Placed in Operation and Tests of Operating Effectiveness issued pursuant to SAS No. 70, agreement of 40 security purchases and 40 security sales or maturities since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the BlackRock Funds were in compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2003 with respect to securities reflected in the investment account of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/PricewaterhouseCoopers LLP
December 6, 2003




            Management Statement Regarding Compliance with
         Certain Provisions of the Investment Company Act of 1940

November 17, 2003

PricewaterhouseCoopers
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103

We, as members of management of the BlackRock Funds (the "Funds") (Asia Pacific Equity, European Equity, Core PLUS Total Return, Global Science & Technology Opportunities, High Yield Bond, Money Market, U.S. Treasury Money Market, Large Cap Value Equity, Intermediate Government Bond, Municipal Money Market, Small Cap Value Equity, Large Cap Growth Equity, Managed Income, Tax-Free Income, Balanced, International Equity, Ohio Tax-Free Income, Pennsylvania Tax-Free Income, Small Cap Core Equity, North Carolina Municipal Money Market, Ohio Municipal Money Market, Low Duration Bond, Intermediate Bond, Select Equity, Small Cap Growth Equity, Pennsylvania Municipal Money Market, Virginia Municipal Money Market, International Bond, Government Income, New Jersey Municipal Money Market, New Jersey Tax-Free Income, Core Bond Total Return, Mid-Cap Value Equity, Mid-Cap Growth, Strategic Portfolio I, International Opportunities, Delaware Tax-Free Income, Kentucky Tax-Free Income, U.S. Opportunities, and GNMA Portfolios) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, under the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 2003, and from March 31, 2003 through July 31, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of
July 31, 2003, and from March 31, 2003 through July 31, 2003 with respect to securities reflected in the investment account of the Funds.

BlackRock Funds:

By: /s/Laurence D. Fink
Laurence D. Fink
President, BlackRock Funds




EXHIBIT B:
              Report of Independent Accountants

To the Board of Trustees of
BlackRock Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about BlackRock Funds' (the "Funds") (consisting of Asia Pacific Equity, European Equity, Core PLUS Total Return, Global Science & Technology, High Yield Bond, Money Market, U.S. Treasury Money Market, Large Cap Value Equity, Intermediate Government Bond, Municipal Money Market, Small Cap Value Equity, Large Cap Growth Equity, Managed Income, Tax-Free Income, Balanced, International Equity, Ohio Tax-Free Income, Pennsylvania Tax-Free Income, Small Cap Core Equity, North Carolina Municipal Money Market, Ohio Municipal Money Market, Low Duration Bond, Intermediate Bond, Select Equity, Small Cap Growth Equity, Pennsylvania Municipal Money Market, Virginia Municipal Money Market, International Bond, Government Income, New Jersey Municipal Money Market, New Jersey Tax-Free Income, Core Bond Total Return, Mid-Cap Value Equity, Mid-Cap Growth, Strategic Portfolio I, International Opportunities, Delaware Tax-Free Income, Kentucky Tax-Free Income, U.S. Opportunities, and GNMA Portfolios) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 30, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed, without prior notice to management, as of September 30, 2003, and with respect to agreement of security purchases and sales, for the period from July 31, 2003 (the date of our last examination), through September 30, 2003:

- Confirmation of all securities held by institutions in book entry form at the Federal Reserve Bank of Cleveland, The Depository Trust Company and Bankers Trust. For a sample of securities on the safekeeping reports of PNC Bank, National Association, we noted that the quantities and descriptions of such securities listed on the safekeeping reports agreed with the confirmations or that the discrepancies were resolved;

- Confirmation of collateral provided in connection with derivative contracts;

- Reconciliation of all such securities to the books and records of the Funds and the Custodian, PNC Bank, National Assocation;

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the custodian records or alternative procedures; and

- As a supplement done to the satisfactory testing reported in the PFPC Inc. Fund Accounting and Administration Report on Controls Placed in Operation and Tests of Operating Effectiveness issued pursuant to SAS No. 70, agreement of 40 security purchases and 40 security sales or maturities since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the BlackRock Funds were in compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2003 with respect to securities reflected in the investment account of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/PricewaterhouseCoopers LLP
December 11, 2003




             Management Statement Regarding Compliance with
         Certain Provisions of the Investment Company Act of 1940

December 2, 2003

PricewaterhouseCoopers
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103

We, as members of management of the BlackRock Funds (the "Funds") (Asia Pacific Equity, European Equity, Core PLUS Total Return, Global Science & Technology Opportunities, High Yield Bond, Money Market, U.S. Treasury Money Market, Large Cap Value Equity, Intermediate Government Bond, Municipal Money Market, Small Cap Value Equity, Large Cap Growth Equity, Managed Income, Tax-Free Income, Balanced, International Equity, Ohio Tax-Free Income, Pennsylvania Tax-Free Income, Small Cap Core Equity, North Carolina Municipal Money Market, Ohio Municipal Money Market, Low Duration Bond, Intermediate Bond, Select Equity, Small Cap Growth Equity, Pennsylvania Municipal Money Market, Virginia Municipal Money Market, International Bond, Government Income, New Jersey Municipal Money Market, New Jersey Tax-Free Income, Core Bond Total Return, Mid-Cap Value Equity, Mid-Cap Growth, Strategic Portfolio I, International Opportunities, Delaware Tax-Free Income, Kentucky Tax-Free Income, U.S. Opportunities, and GNMA Portfolios) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, under the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2003, and from July 31, 2003 through September 30, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of September 30, 2003, and from July 31, 2003 through September 30, 2003 with respect to securities reflected in the investment account of the Funds.

BlackRock Funds:

By: /s/Laurence D. Fink
Laurence D. Fink
President, BlackRock Funds